SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of July, 2009

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kackertstrasse
D-52072 Aachen
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Increased Full-Year Guidance as LED Market Recovery Continues; Significant sequential quarter improvement in Order Intake and Revenues; Second Half Outlook remains positive; Revenues down 20% YoY; Gross margin up 4pp YoY to 43% for the first half year; EBIT margin down 2pp YoY to 12%

Aachen, Germany, July 30, 2009 - AIXTRON AG, a leading global provider of deposition equipment to the semiconductor industry, today announced their consolidated financial results for the first half of 2009.

Key Financials

Key Financials	2009	2008	+/-	2009	2008	+/-
(million EUR)	H1	H1%		Q2	Q2%
Revenues	102.9	128.2	-20%	56.7	65.6	-14%
Gross profit	44.5	50.3	-12%	23.5	25.8	-9%
Gross margin	43%	39%	4pp	41%	39%	2pp
Operating result (EBIT)	12.3	17.6	-30%	4.7	8.9	-47%
EBIT-margin	12%	14%	-2pp	8%	14%	-6pp
Net result	8.8	13.3	-34%	3.3	7.4	-55%
Net result margin	9%	10%	-1pp	6%	11%	-5pp
Net result per share - basic	0.10	0.15	-33%	0.04	0.08	-50%
(EUR)
Net result per share - diluted	0.10	0.15	-33%	0.04	0.08	-50%
(EUR)
Free cash flow*	18.4	16.5	12%	8.0	3.7	116%
Equipment Order Intake	89.1	158.0	-44%	57.9	72.5	-20%
Equipment Order Backlog (end of period)	109.4	165.1	-34%	109.4	165.1	-34%

* Operating CF + Investing CF + Changes in Cash Deposits

Financial Highlights

AIXTRON recorded total revenues of EUR 102.9m during the first half of 2009, 20% lower than the same period last year, largely driven by weaker sales of compound deposition equipment, especially in the first quarter of 2009. This situation has significantly improved in Q2/2009, evidenced by a 23% increase in sequential quarterly revenues from EUR 46.2m in the previous quarter to EUR 56.7m and a 85% sequential increase in system order intake from EUR 31.2m to EUR 57.9m. The 43% Gross margin reported for H1/2009 is 4pp up from H1/2008. Operating result (EBIT) decreased by 30% to EUR 12.3m with a 12% margin in H1/2009 (H1/2008: EUR 17.6m, 14%).  Without two specific events recorded in Q1/2009, totaling EUR 3.8m, the EBIT in H1/2009 would have been EUR 8.5m or 8% of revenues and exactly in line with previously published expectations.

Sequential quarterly order intake picked up significantly by 85% in Q2/2009, mainly due to a rising demand for TV backlighting, but was down 44% YoY to EUR 89.1m in H1/2009 compared to EUR 158.0m in H1/2008. The improved Q2 performance confirms the company's previous prediction that Q1/2009 would be the low point in orders of this current LED investment cycle.

As a result of weaker YoY order intake, equipment order backlog decreased by 34% from EUR 165.1m in H1/2008 to EUR 109.4m in the first half of 2009, of which Management believes EUR 96m can be converted into revenue in 2009.

Even after the payment of a EUR 8.2m dividend payment to shareholders in Q2, AIXTRON's cash position, including cash deposits, continues to be very strong at EUR 84.4m compared to EUR 87.9m in H1/2008. Free cash flow of EUR 18.4m was up 12% YoY from EUR 16.5m in H1/2008.

Management Review

Paul Hyland, President & Chief Executive Officer at AIXTRON, comments: 'I am happy to be able to announce, that as we predicted in May, Q1 did mark the bottom of the five quarter run of declining order intake following the industry's 2008 inventory de-stocking activities and consequent low utilization rates.

Q2 not only marked the return of market demand driven orders but was also notable for investments being made by significant strategic investors, reflecting the rising attraction of the LED market potential.

Our decision to increase our guidance to EUR 230-250m of total revenues and an EBIT margin of 12-13% for the full year reflects not only the quicker than generally expected LED-market recovery we have seen over the last three months, but also the positive customer sentiment towards the second half outlook.

We will, of course, keep our feet on the ground at this exciting time, but we continue to see ample opportunities to leverage the strong technology position and flexible operations model we have developed to support the growth our customers are looking for'.

Outlook AIXTRON Management increases the company's full-year 2009 guidance to total revenues of EUR 230-250m and an EBIT margin of 12-13% from the previous guidance on revenues of EUR 200-220 and EBIT 10-11%.

Financial Tables The consolidated interim financial statements (balance sheet, income statement, cash flow statement, statement of changes in equity) relating to this press release are available on www.aixtron.com, section 'Investors', subsection 'Financial Data', subsection 'Reports', as part of AIXTRON's Group half-year financial report for the first half of 2009.

Investor Conference Call AIXTRON will host a financial analyst and investor conference call on Thursday, July 30th, 2009, 3:00 p.m. CEST (6:00 a.m. PDT, 9:00 a.m. EDT) to review the first half 2009 results. From 2:45 p.m. CEST (5:45 a.m. PDT, 8:45 a.m. EDT) you may dial in to the call at +49 (69) 247 501 891 or +1 (212) 444-0297. Both a conference call audio replay and a transcript of the conference call will be available at http://www.aixtron.com, section 'investors', following the conference call.

Contact:
Guido Pickert
Investor Relations and Corporate Communications:
T: +49 (241) 8909 444
F: +49 (241) 8909 445
invest@aixtron.com

For further information on AIXTRON AG (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Forward-Looking Statements

This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Contact:
Investor Relations and Corporate Communications
AIXTRON AG, Kaiserstr. 98, 52134 Herzogenrath, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AIXTRON AG

Date:	July 30, 2009	By:	/s/ Paul Hyland
			Name:	Paul Hyland
			Title:	President and CEO

		By:	/s/ Wolfgang Breme
			Name:	Wolfgang Breme
			Title:	CFO